Filed by King Pharmaceuticals, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: King Pharmaceuticals, Inc.
Commission File No.: 001-15875

THE FOLLOWING MATERIALS WERE DISTRIBUTED TO EMPLOYEES OF KING

PHARMACEUTICALS, INC. ON JULY 26, 2004

[KING PHARMACEUTICALS STATIONARY]

July 26, 2004

Dear King Employee:

This morning we announced that King Pharmaceuticals and Mylan Laboratories Inc. have entered into a definitive merger agreement under which Mylan will acquire all of the outstanding shares of King in a stock transaction valued at approximately $4.0 billion.  More information about this transaction is included in the news release that accompanies this letter.

As a result of the combination of these two companies’ strong and complementary business models, we will create the nation’s leading diversified specialty pharmaceutical company.  As you know, King has extensive expertise in the promotion and marketing of branded prescription pharmaceutical products, including Skelaxin®, Sonata®, Thrombin®, and most notably our cardiovascular product, Altace®, which has experienced tremendous growth.  Altace® is a perfect fit for Mylan, the largest U.S. producer of generic drugs with its own growing pipeline of proprietary products, including nebivolol, a hypertension product for which the NDA was recently accepted for filing by the FDA.  King’s nearly 1,200 sales professionals will complement Mylan’s existing sales force and be a critical component of our growth strategy going forward.

Your tireless efforts have positioned King as an industry leader and enabled the company to move forward with Mylan to set new industry benchmarks.  We are confident that the collective talents of King and Mylan employees will make the combined company an extremely powerful force in our industry. We are excited about this transaction and expect it to create new opportunities for growth and development.  You should all be very proud of the tangible value that your hard work and dedication have created for King, and we know we can count on you to remain focused and exhibit the same high level of professionalism and skill as we enter this new phase.  Our combined company has an exciting future.

There is still much work to be done and we do not expect this transaction to be completed for several months.  We are committed to keeping you informed and we are currently in the process of planning a number of employee meetings at each of our locations.  In the interim, we have attached some information which we hope will answer some of your initial questions.  If you have any additional questions that you would like to be addressed in future meetings or communications, you can contact human resources by sending an email to “Human Resources Q&A” on the internal email system.

Thank you for your continued support as King enters this next chapter.

Sincerely,

Brian A. Markison

President and Chief Executive Officer

King Pharmaceuticals

King Employee Supplemental Information

Q:  Why is Mylan acquiring King?

This transaction underscores Mylan’s commitment to building a stronger branded franchise.  King has built a successful specialty pharmaceuticals business, most notably our flagship product, Altace®.  This is a perfect fit with Mylan because of its growing pipeline of proprietary products, including nebivolol, a hypertension product.  The opportunity to launch nebivolol will significantly expand our existing cardiovascular franchise.

At a time when the pharmaceutical industry is becoming increasingly competitive, we believe that this transaction makes great strategic sense.  Together, we will be a powerful force in our industry.

Q:  Are we keeping the King name?

We are looking at a variety of options with regard to the identity of the branded business, including retaining the King name, and will provide further information once a decision is made.

Q: What will happen to my job?  Will there be lay offs?

King and Mylan are extremely complementary businesses, and we believe that this transaction creates more opportunities for both Mylan’s and King’s employees. This acquisition is primarily about growth, not cutting expenses.

Even so, we recognize that the prospect of even modest reductions in employment can create uncertainty, and we will keep you updated with information as quickly as we can once we are in a position to do so.

We expect the transaction to close by the end of calendar year 2004.  Until that time, it will be business as usual for King as we continue to operate as an independent company.

Q:

Will there be any changes to my compensation or benefits, or other company practices?

Both companies offer their own attractive employee compensation and benefit programs and Mylan will use this opportunity to review the practices of both companies in this area and others to ensure that it offers the most competitive programs to all employees of the combined company.

Mylan has agreed that, through 2005, the compensation and benefits for each continuing employee will be no less favorable, in the aggregate, than those currently provided by King.

Once the merger is complete, continuing employees will be eligible to participate in Mylan’s stock option, bonus, profit sharing or similar plans, comparable to the plans you participate in today.

Q:

What happens to employee shares and options in King and Mylan under the employee stock option plans?

There will be no change to Mylan shares and options due to the transaction.  The King options will be converted at the same ratio as the current King common shares.

Q:

What impact will the transaction have on our sales force?

This transaction is primarily about growth. Mylan is acquiring King foremost for its people and experience, not merely to cut costs. The combined sales force will have access to an improved portfolio of products, particularly nebivolol, a hypertension product for which the NDA was recently accepted for filing by the FDA.

Q:

Where will the combined company be headquartered? Will you be closing any facilities?

There are a number of decisions that will be made between now and the close of the transaction, which is expected to be by the end of calendar year 2004.  We are committed to keeping you informed as these decisions are made.  We can confirm that Mylan will remain the parent company, headquartered in Cannonsburg, PA.

Q:

Who will run the combined business?

Mylan Laboratories is a NYSE holding company.  King will become a wholly owned subsidiary of the holding company, and will be run independently, similar to Mylan’s existing generics division, Mylan Pharmaceuticals.

Robert J. Coury will remain the CEO and Vice Chairman of the Board of the holding company.

Q:

How can I find out more about the transaction?

You will be able to find all public information about the transaction on both companies’ websites as it becomes available. In addition, we welcome you, at your convenience, to access the replay of an investor call we are hosting today, July 26. This will be available after 12 noon at
(719) 457-0820, passcode 572791 for the next several days, and will be also be available on our website, www.kingpharm.com.

Q:

How can I find out more about Mylan Laboratories?

Mylan Laboratories Inc. is a leading pharmaceutical company with four subsidiaries, Mylan Pharmaceuticals Inc., Mylan Technologies Inc., UDL Laboratories Inc. and Mylan Bertek Pharmaceuticals Inc., that develop, manufacture and market an extensive line of generic and proprietary products.  We are excited about this transaction and encourage you to learn more about Mylan by visiting their website at www.mylan.com.